TAHOE ANNOUNCES AMENDED CREDIT FACILITY

VANCOUVER, British Columbia – July 18, 2017 – Tahoe Resources Inc. (TSX: THO, NYSE: TAHO) (“Tahoe” or the “Company”) today announced that the Company has entered into an Amended and Restated Credit Agreement (the “Agreement”) with a syndicate of lenders to increase its revolving credit facility from US$150 million to US$300 million with a US$50 million accordion feature and to extend the term to July 19, 2021.

The Agreement includes terms that limit borrowing to a maximum of US$75 million during the period of suspension of the mining license at Escobal as a result of the CALAS claim in Guatemala, as further described in the Company’s July 5, 2017 press release. In the event the Company’s mining license at Escobal remains suspended as of April 1, 2018, an Event of Default shall occur. Other terms and conditions are substantially similar to those in the previous US$150 million credit facility. The facility under the Agreement is intended to be used for liquidity and general corporate purposes.

“We are extremely pleased to have the on-going support of our lenders while we work through the legal process in Guatemala,” said Ron Clayton, President & CEO. “While we do not anticipate the need to draw on the credit facility in the near future, it provides additional liquidity to support our operations.”

The Bank of Nova Scotia acted as Administrative Agent, Joint Bookrunner, Co-Lead Arranger and Issuing Bank, and HSBC Securities (USA) Inc. acted as Co-Lead Arranger and Joint Bookrunner. The lending syndicate is comprised of The Bank of Nova Scotia, HSBC Securities (USA) Inc., Bank of Montreal, Royal Bank of Canada, Canadian Imperial Bank of Commerce, The Toronto-Dominion Bank and National Bank of Canada.

About Tahoe Resources Inc.

Tahoe’s strategy is to responsibly operate mines to world standards, to pay significant shareholder dividends and to develop high quality precious metals assets in the Americas. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices and the Russell 3000 on the NYSE. The Company is listed on the TSX as THO and on the NYSE as TAHO.

Cautionary Note Regarding Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, and "forward-looking information" under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of the Company. Forward-looking statements include, but are not limited to, the intended use of proceeds of the amended and restated facility, the provisional decision from the Supreme Court of Guatemala and the decision of the Constitutional Court which has the effect of suspending the Company’s mining license in respect of the Escobal mine and the need to draw on the credit facility, the time for appeals to be heard and decided and the likelihood of such provisional decision being reconsidered and reversed by the Supreme Court of Guatemala or overturned by the Constitutional Court in Guatemala; the timing and likelihood of the road blockage being peacefully cleared and resolved; the future price of silver, gold, lead and zinc; the timing and amount of estimated future production, costs of production, capital expenditures, free cash flow, currency exchange rate fluctuations; requirements for additional capital; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; timing and possible outcome of pending litigation, title disputes or claims; and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, or variations or comparable language of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, "should", “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, if untrue, could cause the actual results, performances or achievements of the Company to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Tahoe will operate in the future, including the price of silver, gold, lead and zinc, anticipated costs and ability to achieve goals. In respect of the forward-looking statements concerning a decision from the Supreme Court of Guatemala on the definitive claim, the factors to be considered by the Supreme Court in the definitive decision and by the Constitutional Court on appeal, the timing and the likelihood of success that the definitive decision will be issued, the timing and likelihood of the road blockage being peacefully cleared and resolved, the potential impacts of the court decision and road blockage, and the time and expense of the decision, challenges to such decision and efforts to peacefully clear and resolve the road blockage, on the Company’s operations, financial condition and liquidity, Tahoe has made such statements in reliance upon certain assumptions that Tahoe believes are reasonable at this time. Readers are cautioned that the foregoing list is not exhaustive. Tahoe’s actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, risks and uncertainties, many of which are beyond the Company’s control. These include, but are not necessarily limited to workings of the Guatemalan legal system, social unrest and political or economic instability in Guatemala and the Company’s ability to efficiently resume operations once the suspension of the mining license is lifted and roadblock is cleared, and relationships with our partners, including employees, vendors and community populations.

Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, silver, gold, lead and zinc price volatility, discrepancies between actual and estimated production, mineral reserves and mineral resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Guatemala, Peru, and Canada, and other jurisdictions in which the Company does or may carry on business in the future, delays, suspension and technical challenges associated with capital projects, higher prices for fuel, steel, power, labor and other consumables, currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Tahoe believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Tahoe to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: operational risks in Guatemala, Peru and Canada; matters related to aboriginal rights in Canada; risks related to integration of acquisitions; risks related to obtaining, maintaining and renewing licenses and permits to operate the business; risks related to operating cash flows and liquidity; future prices of silver, gold, lead and zinc; risks related to indebtedness and financing requirements; risks related to licenses and title to assets; risks related to governmental laws and regulations; risks related to illegal mining; risks related to operating hazards and availability of insurance; risks related to mine concentrate transportation and marketing risk; risks related to environmental matters; risks related to mineral reserve and resource calculations and possible variations in ore reserves, grade or recovery rates; risks related to international operations, including economic and political instability in foreign jurisdictions in which Tahoe operates; risks related to current global financial conditions; failure of plant, equipment or processes to operate as anticipated; mine development and operating risks; accidents, labor disputes and other risks of the mining industry; as well as those factors discussed in the section entitled "Risk Factors Relating to Our Business” in Tahoe’s most recent annual information form available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Although Tahoe has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. Except as otherwise indicated by Tahoe, these statements do not reflect the potential impact of any non-recurring or other special items or of any disposition, monetization, merger, acquisition, other business combination or other transaction that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of Tahoe’s operating environment. Tahoe does not intend or undertake to publicly update any forward-looking statements that are included in this document, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

For further information, please contact:

Tahoe Resources Inc.
investors@tahoeresources.com
Tel: 775-448-5800